SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 1-13007

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Carver Federal Savings Bank 401(k) Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Carver Bancorp, Inc.
75 W. 125th Street
New York, New York 10027-4512

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2009 and 2008

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Table of Contents

Page

Independent Auditors’ Report	3

Financial Statements:

Statement of Net Assets Available for Plan Benefits as of December 31, 2009 and 2008	4

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2009	5

Notes to Financial Statements	6-15

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009	16

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

[LETTERHEAD OF P&G ASSOCIATES]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees and Participants in the
Carver Federal Savings Bank
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Carver Federal Savings Bank 401(k) Savings Plan (the Plan), as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic

Very truly yours,

/s/ P&G Associates
P&G Associates
June 17, 2010

646 Highway 18, East Brunswick , NJ 08816
(732) 651-1700 s (732) 651-1195 FAX

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
As of December 31, 2009

Assets	2009	2008
Investments
Mutual Funds	$1,539,804	$1,409,149
Common Collective Trust	583,724	354,974
Self directed brokerage accounts:
Money Market Fund	166,478	216,832
Common Stocks	61,799	13,393
Mutual Funds	27,085	6,903
Cash	50	1
Total self directed brokerage	255,412	237,129
Common Stock - Carver Bancorp	25,991	36,715
Participant loans	33,701	45,544
Total investments	2,438,632	2,083,511

Other Assets
Cash	—	159
Other (Contributions Receivable, Accrued Income, etc.)	16,977	3,269
Total Other Assets	16,977	3,428

Total Assets	2,455,609	2,086,939

Liabilities
Unclaimed Checks	43,442	41,632
Other	—	—
Total Liabilities	43,442	41,632

Net assets available for plan benefits at fair value	2,412,167	2,045,307
Adjustment from fair value to contract value for fully benefit responsive investment contracts (Note 2(b))	42,589	57,307
Net assets available for plan benefits	$2,454,756	$2,102,614

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2009

Additions to net assets attributed to:

Investment income
Net appreciation(depreciation) in fair value of investments	$326,838
Interest and Dividends	54,417
Participant loans interest	2,237

Net investment gain(loss)	383,492

Contributions
Employer contributions	179,457
Participant contributions	325,815
Rollover contributions	22,480

Total contributions	527,752

Total additions(subtractions)	911,244

Deductions from net assets attributed to:
Benefits paid to participants	556,601
Other Deductions	91
Administrative expenses	2,410

Total deductions	559,102

Net decrease in assets available for plan benefits	352,142

Net assets available for plan benefits:
Beginning of year	2,102,614

End of Year	$2,454,756

See accompanying notes to financial statements

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement
Year ended December 31, 2009

1.	Description of the Plan

The following description of the Carver Federal Savings Bank 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the plan and provisions.

(a)	General

The Plan is a non-standardized prototype defined contribution 401(k) Plan. Carver Federal Savings Bank (the “Company” or the “Employer”) established the Plan effective October 1, 1989, and last amended the Plan on March 31, 2008.  The Plan is administered by a Plan Administrator, who controls and manages the operations of the Plan. The Plan Administrator is Carver Federal Savings Bank, and the Plan’s operations are overseen by an Employee Benefits Committee named by the Company whose members are also employees or officers of the Company. The Plan’s Trustee is Bank of America, N.A. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Eligibility

All employees of the Company are eligible to participate in the Plan, except employees who have less than three months of service, employees who are members of a union that bargained separately for retirement benefits during negotiations, non-resident aliens who received no earned income from sources within the United States, employees of an affiliate that has not adopted the Plan, leased employees, any employee classified by his or her employer as a temporary employee, and expatriates assigned to the Employer of a participating affiliate on a non-permanent basis. If the employee is not excluded from participation due to the above eligibility requirements, he or she will become eligible to participate in the Plan and receive Company matching contributions upon attaining age 21 and completing three months of service. Eligible employees may enter the plan on the first day of the calendar month next following their meeting eligibility requirements.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement
Year ended December 31, 2009
(Continued)

(c)	Contributions

Each year, participants may contribute up to 50% of pre-tax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution equal to the first 4% of total compensation that a participant contributes as pre-tax contributions to the Plan. In addition, the Company may make a profit sharing discretionary contribution allocated as a percentage of participant’s compensation.

(d)	Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of: (a) the Company’s contribution, and (b) Plan earnings, and is charged with withdrawals, administrative expenses and an allocation of Plan losses.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Investments

Participants direct the investment of their contributions and Company matching contributions, among mutual fund and other investment options as offered by the Plan.

(f)	Vesting

Participants are immediately 100% vested in their contributions, including “rollovers”, and the Company’s matching contribution, plus actual earnings thereon. Participants are vested in the Company’s profit sharing contributions, plus actual earnings thereon evenly over a five year vesting period (20% after one year, 40% after two years, 60% after three years, 80% after four years and 100% after five years).

During the year ended December 31, 2009, $39,677 forfeited non-vested account balances were used to reduce employer contributions. There were $52,776 and $27,195 of forfeited non-vested balances as of December 31, 2008 and 2009, respectively.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement
Year ended December 31, 2009
(Continued)

(g)	Participant Loans

Participants may borrow from their fund accounts. Such participant loans must be a minimum of $1,000 and may increase up to a maximum of $50,000 reduced by the highest outstanding loan balance during the previous 12 months, or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through payroll deductions.

(h)	Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

2.	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results could differ from those estimates.

(c)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ balances and the amounts reported in the statement of net assets available for plan benefits.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement
Year ended December 31, 2009
(Continued)

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Assets were held at Bank of America, N.A. at December 31, 2009 and Meryll Lynch Trust Company at December 31, 2008. Shares of common stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. These investments are valued at fair value as determined by a national exchange.

Participant loans are valued at outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair market value of investments for such investments.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement
Year ended December 31, 2009
(Continued)

The Plan is also a participant in the Bank of America, N.A. Retirement Preservation Trust (the “RPT”). The value is recorded at fair value on the Statement of Net Assets available for Plan Benefits. As of December 31, 2006 the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and Statement of Position No. 94-4-1, Reporting for Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires that investment contracts be reported at fair value rather than contract value. Accordingly, the investment in RPT is stated at fair value as of December 31, 2008 and 2009 with a corresponding adjustment to reflect the investment at contract value. The fair value of RPT is calculated based on market values and prices obtained from an independent pricing service. Bonds are valued at the last available bid price and options are valued at the last sale price or bid price. Money market instruments are valued at amortized cost. Swap contracts are valued based on market quotes obtained from a pricing service.  Synthetic GIC wrapper values are calculated based on the difference between the sum of present values of wrap fees based on replacement costs and the sum of present values of wrap fees at the beginning of the year.

The Retirement Preservation Trust uses wrapper contracts to allow for unscheduled withdrawals at a stable “contract value”, regardless of the value of the Trust’s underlying assets. The issuer of the wrapper contracts provides assurances that future adjustments to Trust earnings (“crediting rate”) will not be reduced to a rate less than zero. Certain conditions might limit the Trust’s ability to transact at contract value, however. Specifically, events outside the normal operation of the Trust which cause a withdrawal from an investment contract might result in a negative market value adjustment. Examples of such events include partial or complete termination of the Trust or a unitholder, tax disqualification of the trust or a unitholder, and certain Trust amendments if issuers’ consent is not obtained.  As of December 31, 2009, the occurrence of such events was not considered probable.

The average yield earned by the Trust (which may differ from the interest rate credited to participants in the Trust) at December 31, 2009 and 2008, were 1.82% and 2.35%, respectively. The average yield earned by the Trust with an adjustment to reflect actual interest rate credited to participants in the Trust at December 31, 2009 and 2008, were 2.35% and 2.57%, respectively. This rate was calculated by dividing the annualized earnings credited to participants in the Trust (irrespective of the actual earnings of the investments in the trust) by the fair value of all investments in the Trust.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement
Year ended December 31, 2009
(Continued)

3.	Administrative Expenses

Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document.

4.	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

5.	Investments

The Plan held the following investments:

	December 31,
	2009	2008
Mutual Funds	$1,539,804	$1,409,149
Common Collective Trusts**	583,724	354,974
Self Directed Brokerage Accounts	255,412	237,129
Common Stocks	25,991	36,715
Participant Loans	33,701	45,544
Other	2,635	3,428

Total	$2,438,632	$2,083,511

During 2009, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $326,838 as follows:

Mutual Funds	$303,066
Common Stock	$23,772

Net Appreciation (Depreciation)	$326,838

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement
Year ended December 31, 2009
(Continued)

The following presents investments at December 31, 2009 and 2008 that represent 5% or more of the Plan’s net assets:

2009
ML Retirement Preservation Trust**	$583,954
Self-directed Brokerage Accounts	$255,412
Eaton Vance Lrg Cap Val R	$253,360
American Growth Fund of Amer	$210,847
Oppenheimer Global Opport N	$142,089
Alliance Bernstein Bal Shr R	$134,850

** Reported at fair value; Contract value on December 31, 2009 was $626,313.31.

2008
ML Retirement Preservation Trust**	$354,974
American Capital INCM Bld R2	$398,708
Self-directed Brokerage Accounts	$237,129
Eaton Vance Lrg Cap Val R	$181,263
Blackrock Government	$149,451
American Growth Fund of Amer	$134,800
Alliance Bernstein Bal Shr R	$129,707

** Reported at fair value; Contract value on December 31, 2008 was $412,281.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement
Year ended December 31, 2009
(Continued)

6.	Related-Party Transactions

The Plan’s investments include shares in a common collective trust and mutual funds managed by Bank of America and its affiliates, including Merrill Lynch. Bank of America also holds the assets of the Plan and also performs certain administrative functions. Therefore, transactions involving Bank of America, Merrill Lynch and/or their affiliates or with funds managed by them qualify as party-in-interest transactions.

Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Certain officers and employees of the Sponsor (Carver Bancorp, Inc.) of the Plan, who may also be participants in the Plan, perform administrative services related to the operation, record keeping and financial reporting of the Plan.  The Sponsor pays the salaries of these individuals and also pays other administrative expenses on behalf of the Plan.

These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Internal Revenue Code and ERISA’s rules on prohibited transactions.

7.	Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their account and shall be distributed to participants and beneficiaries based on their individual accounts in the Plan as of the termination date.

8.	Income Tax Status

The Plan adopted a prototype non-standardized 401(k) Plan.  The Internal Revenue Service has determined and informed the Sponsor through a letter dated March 21, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statement.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement
Year ended December 31, 2009
(Continued)

9.	Reconciliation of financial statements to Form 5500

The following is a reconciliation of the net assets available for plan benefits as of December 31, 2009 to the form 5500:

Net assets available for benefits per the Financial Statements	$2,454,756
Plus:
Liability for unclaimed checks not reported on Form 5500	43,442
Less:
Adjustment from fair value to contract value for fully benefit responsive investment contracts (see note 2(e))	(42,589)

Net assets available for plan benefits per Form 5500	$2,455,609

10.	Impact of recent Accounting Standards and Interpretations

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plan’s adoption of FIN 48 did not have any impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits for the years ended December 31, 2008 and 2009.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 was issued to increase consistency and comparability in reporting fair values. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15,

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement
Year ended December 31, 2009
 (Concluded)

2008, and interim periods within those fiscal years. The Plan’s adoption of SFAS No. 157 has had no material impact on the statement of net assets.

In accordance with SFAS 157, the Plan classifies its investments into Level 1, Level 2 and Level 3 as defined below:

Level 1: Quoted market prices in active markets for identical assets or liabilities
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions

	TOTAL	Level 1	Level 2	Level 3
Common stock	$25,991	$25,991	$—	$—
Mutual funds	1,539,804	1,539,804	—	—
Participant loans	33,701	—	—	33,701
Common/collective trust	583,724	—	583,724	—
Self –directed brokerage assets	255,412	255,412	—	—

Total	$2,438,632	$1,821,207	$583,724	$33,701

The following is a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs for level 3 assets:

Participant Loans
Beginning balance	$45,544
New Loans Issued	20,698
Principal paid and deemed distributions	(32,541)
Gain (loss) on participant loans	—
Ending balance	$33,701

There were no losses for the period included in changes in net assets available for benefits attributable to the changes in unrealized gains or losses relating to assets still held at the reporting date for level 3 assets.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN
Schedule H Line 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2009

	Identity of Issue, Borrower or Similar Party	Description of Investment	Number of shares or Units	Current Value
*	ML Retirement Preservation Trust**	Common Collective Trust	626,313	$626,313
	Oppenheimer Global Opport N	Mutual Fund	5,467	142,089
	Oppenheimer Main Strt SML CP FD CL N	Mutual Fund	1,016	16,383
	Blackrock EQ Dividend R	Mutual Fund	6,362	101,148
	Goldman Sachs MID CAP VAL SER	Mutual Fund	2,471	70,899
	American Capital INCM BLD R2	Mutual Fund	2,555	122,401
	American Growth Fund of Amer	Mutual Fund	7,894	210,847
	Victory Special Value FD CL R	Mutual Fund	8,706	115,184
	Delaware High Yield OPP CL R	Mutual Fund	22,769	88,570
	Eaton Vance LRG CAP VAL R	Mutual Fund	15,153	253,360
	Alliance Bernstein INT VAL R	Mutual Fund	3,500	47,600
	Alliance Bernstein BAL SHR R	Mutual Fund	10,026	134,850
	Alliance Bernstein 2015 RETIRMN	Mutual Fund	2,057	19,011
	Janus Overseas GD CL R	Mutual Fund	2,346	99,599
	Alliance Bernstein 2035 RET STR	Mutual Fund	49	443
	Alliance Bernstein 2025 RET STR	Mutual Fund	168	1,536
	Blackrock Government	Mutual Fund	11,240	115,885
*	Self-directed Brokerage Account	Self-directed Account	255,412	255,412
*	Carver Bancorp Common	Common Stock	2,872	25,991
*	Participant Loans	13 Loans with maturities up to 5 years and interest rates from 4.25% to 6.25%	33,701	33,701
	TOTAL			$2,481,222

* Parties-in-interest as defined by ERISA
** Reported at contract value; fair value on December 31, 2009 was $583,724.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN
Date: June 22, 2010	By: /s/ Margaret Roberts
Name: Margaret Roberts
Title: Senior Vice President and Chief HR Officer
Carver Federal Savings Bank